T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@coralgold.com www.coralgold.com

October 9, 2009	Trading Symbols: TSX Venture – CLH
OTC.BB – CLHRF
Berlin and Frankfurt – GV8

CORAL GOLD REPORTS ROBERTSON’S INFERRED GOLD RESOURCE INCREASES
47% TO 3.4 MILLION OUNCES TO REFLECT LONG-TERM GOLD PRICES

Coral Gold Resources Ltd. (“Coral” or the “Company”)) announces that it has received the revised resources for Robertson Property utilizing lower cut-off grades to reflect positive movement in the price of gold over the last three years. These revised values are based on the NI 43-101 Technical Report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill Consultants Ltd. (“Beacon Hill”) of Vancouver, British Columbia as announced in the Press Release dated February 11, 2008. The original estimate was based on a gold price of US$600 per ounce which was a conservative estimate of gold prices in 2007, which estimated the inferred gold resources for the Robertson property at over 2.3 million ounces of gold. Gold prices over the last three years have been significantly higher than US$600 and all indicators point towards higher prices in the near, medium and long-term future. Therefore, it is reasonable and prudent to revise the resource estimate with a higher gold price and by extension, cut-off grade which is the threshold gold grade at which the resources are reported and considered to have a reasonable expectation of economic extraction.

Based on more reasonable gold prices that reflect the rolling average for the preceding three years, it was decided that of US$850 per ounce should be used at this time to more accurately represent the resources that may be reasonably expected to be extracted. Based on this lower gold cut-off value of 0.0106, the gold resource at Robertson increases to 3.4 million ounces, which is a 47% increase from the previously reported figure.  It should be noted that changes in operating costs may change this figure.  No work has been done to reflect and change in operating costs as estimated in the Beacon Hill study on which the cut-off grade calculation was based.

Robertson is located along the Cortez Gold trend of north-central Nevada near the town of Crescent Valley.

The zones included in the Beacon Hill estimate are located within the Robertson’s Core claims only. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Cortez Gold Mines), were not part of the estimate.

“It is encouraging that gold prices have increased, stayed steady and continue to hold which gives us comfort and assurance that our estimates continue to be reasonable. It is also important that Coral’s loyal shareholders may benefit from the stability and movement in the gold prices.” said David Wolfin, President.

Beacon Hill reported the following updated resource estimate using 0.0106 Au opt cut-off:

Zone	Tons	Ounces per Ton	Ounces of Au
Distal	13,310,451	0.0287	382,010
39A	38,945,698	0.0228	887,962
South Zone	9,993,853	0.0209	208,872
Outside	5,422,131	0.0156	84,585
Gold Pan Oxide	12,566,599	0.02	251,332
Altenburg Hill Oxide	12,873,976	0.0152	195,684
Porphyry Oxide	39,049,182	0.0167	652,121
Gold Pan Sulphide	32,524,592	0.0154	500,879
Altenburg Hill Sulphide	1,701,844	0.014	23,826
Porphyry Sulphide	12,535,861	0.0158	198,067

TOTAL	178,924,188	0.0189	3,381,667

Resource estimate parameters:

•	Gold ounces were calculated on the basis of US$850/oz Au and 70% Au recovery.

•	The 0.0106 ozAu/ton cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, process cost of US$5.00/ton and waste cost of US$1.14/ton.

•	The mineral resources in the table above were estimated using the CIM Standards on Mineral Resources and Reserves.

•	The database comprised a total of 1,160 drill holes, 533,453 feet (162,638 metres) of drilling and 101,757 gold assays.

•
The inferred resource covers 6 distinct and separate areas; Distal, 39A, Gold Pan, Porphyry, Altenburg Hill, Southern Area and then all remaining blocks outside these areas that warrant inclusion as an inferred resource. In addition, Gold Pan, Porphyry and Altenburg Hill were separated into oxide and sulphide zones for analysis and modeling.

•	An interpreted mineralized envelope was modeled into a solid in MineSight 3DTM, with six area mineralized zones and then separated into oxide and sulphide zones.

•	Block dimensions of 25 feet (7.6 m) North, 25 feet (7.6 m) East and 20 feet (6 m) vertically.

•	Grade interpolation - 20 foot (6 m) composites.

•	Composites greater than 0.075 ozAu/ton (2.33 gAu/tonne) limited in influence to 100 feet (30.5 m).

•
Tonnage estimates are based on 200 bulk historic density measurements carried out by previous operators. These were assigned to each block by zone. The resources are categorized as inferred since the amount and distribution of bulk tonnage factor data is sparse.

In an effort to offer perspective and comparison, the following table lists the Robertson Deposit Resources for all zones at varying cut-off grades and corresponding metal prices. Note that as of the date of this press release, the gold price was at a record high of US$1,050 per ounce.

All Zones	Au Cut-off	Au Price	Tons	Ounces per Ton	Ounces of Au
	0.009	1000	259,786,897	0.016	4,156,590
	0.0095	950	215,146,526	0.0174	3,743,550
	0.0106	850	178,924,188	0.0189	3,381,667
	0.012	750	149,133,203	0.0205	3,057,231
	0.0129	700	125,174,186	0.0221	2,766,350
	0.015	600	91,284,840	0.0253	2,309,506

For details on claim and gold zone locations, please see corresponding maps and diagrams at www.coralgold.com.

A program of additional in-fill drilling and metallurgical testing is on-going as was recommended by Beacon Hill in the 2007 Technical Report.

Mr. Garth D. Kirkham, P.Geo., and Mr. Peter Stokes, P.Eng., of Beacon Hill Consultants (1988) Ltd., are responsible for preparing the report and are Qualified Persons in accordance with NI 43-101. Messrs Kirkham and Stokes are independent of Coral as defined by NI 43-101.

The Company was incorporated in 1981 and is exploring claims on Nevada’s Battle Mountain-Cortez gold trend alongside the Cortez/Pipeline gold mine. Aggressive exploration, aimed at expanding this resource, continues.

This press release contains “forward-looking statements. Forward-looking statements express, as at the time of this press release, the Company’s plans, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.

ON BEHALF OF THE BOARD

“David Wolfin”

______________________________
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.  This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.